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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

     Fisbeck                          John                F.
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     (Last)                           (First)             (Middle)

     111 Monument Circle, Suite 4600
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     (Street)

     Indianapolis                     Indiana              46204
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     (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     WOW Entertainment, Inc. (WOWI)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     July, 2001
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5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by more than One Reporting Person
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

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   6.
                                                    4.                              5.             Owner-
                                                    Securities Acquired (A) or      Amount of      ship
                                       3.           Disposed of (D)                 Securities     Form:     7.
                                       Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                         2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                       Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security        Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)               (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------
                                        A           16,250,000             (1)
Common Stock             7/02/01                                                    35,893,002     I         See Note 3
                                        V                            A
-----------------------------------------------------------------------------------------------------------------------
                                        A              300,000
Common Stock             7/02/01                                           (2)      35,893,002     I         See Note 3
                                        V                            A
=======================================================================================================================

Explanation of Responses:
Note (1) The shares were acquired by Carter M. Fortune from the issuer as part of a settlement with the issuer whereby Mr. Fortune received the shares in exchange for his $2 million of preferred stock of the issuer's subsidiary, Women of Wrestling, Inc. ("WOW"), and $5,424,000 of WOW debt owed to Mr. Fortune.
Note (2) The shares were acquired by Carter M. Fortune from the issuer in exchange for his 50% interest in Murphy Development, LTD., an Ohio limited liability company that has become a wholly owned subsidiary of the issuer.
Note (3) As a member of a control group, the Reporting Person may be deemed to be an indirect beneficial owner of the shares owned by the other member of the control group, Carter M. Fortune.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------
Exchangeable        $.407401 7/02/01    A       500,000      7/02/01  6/30/02  Common  1,227,292 (4)      500,000   I        See
Promissory                              V       A                              Stock                                         Note
Note(4)                                                                                                                      6
------------------------------------------------------------------------------------------------------------------------------------
Exchangeable        $.407401 7/02/01    A       0(7)         (7)      6/30/02  Common     0(7)   (5)      0(7)      I        See
Line of Credit                          V       A                              Stock                                         Note
Promissory                                                                                                                   6
Note(5)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
Note (4) Carter M. Fortune acquired the Exchangeable Promissory Note ("Note") from Murphy Development, Ltd., a wholly owned subsidiary of the issuer, in exchange for a $500,000 loan from Mr. Fortune to Murphy Development, Ltd. The Note provides that Mr. Fortune may exchange the Note for shares of the issuer's common stock at $0.407401 a share at any time prior to the due date of the Note, which is June 30, 2002. If Mr. Fortune exercises the conversion feature for the principal amount of $500,000, he will receive 1,227,292 restricted shares of common stock of the issuer.
Note (5) Mr. Fortune acquired the Exchangeable Line of Credit Promissory Note ("Note") from Murphy Development, Ltd. in exchange for a $2.25 million line of credit from Mr. Fortune to Murphy Development, Ltd. The Note provides that Mr. Fortune may exchange the Note for shares of the issuer's common stock at $0.407401 a share at any time prior to the due date of the Note, which is June 30, 2002. If the full amount of the Note is loaned and Mr. Fortune exercises the conversion feature on the full principal amount, he will receive 5,522,814 restricted shares.
Note (6) As a member of a control group, the Reporting Person may be deemed to be an indirect beneficial owner of the options owned by the other member of the control group, Carter M. Fortune.
Note (7) Murphy Development, Ltd. has not yet drawn down on the line of credit so that Mr. Fortune is not entitled to exchange any portion of the line of credit for shares of the issuer's common stock. It is anticipated that Murphy Development, Ltd. will draw down on the line of credit in the near future.


/s/ John F. Fisbeck                                        August 08, 2001
---------------------------------------------              ---------------
      **Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.